Filed by Qorvo, Inc.

(Commission File No.: 001-36801)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qorvo, Inc.

(Commission File No.: 001-36801)

October 28, 2025

Employee Letter from Qorvo CEO

October 28, 2025

Subject: Skyworks and Qorvo Announce Transaction

Qorvo Team,

Today marks another milestone in Qorvo’s 40-year legacy of driving connectivity. We are pleased to announce that Qorvo has entered into a definitive agreement to combine with Skyworks, a global leader in high-performance analog and mixed-signal semiconductors. Our two companies share a culture of innovation and a commitment to solving customers’ most complex technical challenges. You can read more about the details of our combination on our website https://www.qorvo.com/newsroom/news/2025/skyworks-and-qorvo-to-combine-to-create-22-billion-us-based-leader.

The combination of Qorvo and Skyworks will create a global leader in high-performance RF, analog and mixed-signal semiconductors, while strategically enhancing our capabilities and extending our reach across other key sectors of our existing portfolio. We are excited to leverage the combined strengths of our teams and product and technology portfolios to build on our capabilities in Mobile and significantly expand our presence in defense and aerospace, edge IoT, AI data center, automotive and other industries powered by secular growth trends.

Skyworks shares our commitment to operational excellence, customer-centric solutions and innovation. Bringing our two storied companies together presents a unique opportunity to:

•	Enhance scale and financial profile. With combined revenue of approximately $7.7 billion and Adjusted earnings of $2.1 billion, the combined company will be better positioned to compete against larger players.

•	Strengthen our innovation pipeline. The combination creates an innovative global RF, analog and power technology company that can provide customers with more highly integrated, complete solutions, as well as a broad range of products and technologies. The combined company will bring together world-class engineering talent, including approximately 8,000 engineers and technical experts, and over 12,000 issued and pending patents, enabling faster development of advanced, system-level solutions and unlocking new design-win opportunities to meet growing customer demand.

•	Create a $5.1 billion Mobile business. The combination brings together complementary RF technologies and best-in-class products, expanding opportunities in Mobile. The broader portfolio will enhance our competitiveness across platforms, deepen customer integration and diversify our technology base – while strengthening our position to address rising RF complexity.

•	Establish a $2.6 billion diversified Broad Markets platform. The transaction creates a $2.6 billion Broad Markets platform with a growing and profitable TAM across defense and aerospace, edge IoT, AI data center and automotive markets, which are characterized by attractive growth trends, long product life cycles and favorable gross margins.

•	Advance our domestic manufacturing position and improve utilization. The combined company will strengthen its domestic production capacity and enhance its capital efficiency, supported by a robust network of supply chain partners to meet the needs high-volume and highly specialized customers.

This transaction is expected to close in early calendar year 2027, subject to the receipt of required regulatory approvals, approval of Skyworks and Qorvo shareholders and the satisfaction of other customary closing conditions. Until then, it is business as usual for all of us as Qorvo and Skyworks continue to operate as separate and independent companies.

It is important that we all maintain our focus on our priorities and day-to-day responsibilities as we continue to serve our customers and deliver solutions that connect, protect and power the planet. There are no immediate changes to our teams, roles or operations.

We recognize transitions of this scale may raise questions or concerns, and we want to support you through this change. I look forward to sharing more details about what this transaction will mean for our customers and employees. If you have any questions, please do not hesitate to reach out to your manager. Some answers may take time as we navigate this combination thoughtfully.

I’m incredibly proud of the Qorvo team and what we’ve accomplished. I’m confident this combination will unlock new opportunities for growth and deliver enhanced value to our customers and employees.

Phil Brace, Skyworks CEO and President, and I share our views on what this means in a video now posted on Employee Connect.

Sincerely,

Bob Bruggeworth

President and CEO
Qorvo

Important Information About the Proposed Transaction and Where to Find It

In connection with the Mergers, Skyworks intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Skyworks’s common stock to be issued in the Mergers and a joint proxy statement for Skyworks’s and Qorvo’s respective stockholders (the “Joint Proxy Statement/Prospectus”).  The definitive joint proxy statement (if and when available) will be mailed to stockholders of Skyworks and Qorvo.  Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers.  This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers.

INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’s website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Skyworks, Qorvo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Skyworks and Qorvo in connection with the Mergers under the rules of the SEC.

Information about the interests of the directors and executive officers of Skyworks and Qorvo and other persons who may be deemed to be participants in the solicitation of stockholders of Skyworks and Qorvo in connection with the Mergers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Skyworks’s directors and executive officers and their ownership of Skyworks’s common stock is set forth in Skyworks’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 28, 2025. To the extent that holdings of Skyworks’s securities have changed since the amounts printed in Skyworks’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Qorvo’s directors and executive officers and their ownership of Qorvo’s common stock is set forth in Qorvo’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 26, 2025. To the extent that holdings of Qorvo’s securities have changed since the amounts printed in Qorvo’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Skyworks’s and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Qorvo’s and Skyworks’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’s and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’s or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Skyworks’s common stock; (x) legislative, regulatory and economic developments affecting Skyworks’s and Qorvo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’s or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’s or Qorvo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’s and Qorvo’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Skyworks and Qorvo. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’s or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.